Exhibit (a)(1)(xvi)

For Immediate Release	October 21, 2005

	Company Name:	Seven & I Holdings Co., Ltd.
Name of Representative: Noritoshi Murata, President and COO (Code No. 3382/First Section of the Tokyo Stock Exchange)
	Company Name:	Seven-Eleven Japan Co., Ltd.
Name of Representative: Toshiro Yamaguchi, President and COO

SEVEN-ELEVEN JAPAN INCREASES OFFER FOR SHARES OF 7-ELEVEN, INC. TO
$37.50 PER SHARE; SPECIAL COMMITTEE OF 7-ELEVEN, INC. RECOMMENDS
REVISED OFFER

Seven-Eleven Japan Co., Ltd. (“SEJ”) and 7-Eleven, Inc. (“SEI”) today announced that SEJ will amend its tender offer for all SEI common stock not already owned by SEJ and its subsidiaries by increasing the offer price to $37.50 per share. The special committee of the board of directors of SEI has determined that it will recommend that shareholders tender their shares in connection with the amended offer. The revised offer price represents a premium of approximately 32% over the closing price of SEI stock on August 31, 2005, the last trading day prior to the announcement of the tender offer, and an increase of approximately 15% over the original offer price of $32.50.

SEJ has also extended its offer until 12:00 midnight, New York City time, on Tuesday, November 8, 2005. As of October 20, 2005, approximately 203,245 shares have been tendered and not withdrawn in connection with the offer. SEI shareholders who have already tendered their shares will receive the increased offer price of $37.50 per share and need not take any additional action in order to receive such price.

SEJ has also reached an agreement in principle, subject to court approval, to settle certain class action lawsuits that have been filed on behalf of SEI’s shareholders.

SEJ will supplement its Offer to Purchase and amend its tender offer and Rule 13e-3 transaction statements, and SEI will amend its solicitation/recommendation statement (in each case on file with the U.S. Securities and Exchange Commission (the “SEC”)), shortly to reflect the increased offer price and other relevant changes.

Contact

Public Relations Department of SEJ

03-6238-3743

Investment Banking Department of Nikko Citigroup Limited
03-5574-4402

Important Information

Shareholders of SEI are advised to read the Tender Offer Statement on Schedule TO, as amended, the offer to purchase and any other documents relating to the Tender Offer that are filed with the SEC because they contain important information. Shareholders of SEI may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1-888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions.  These statements are based on current expectations and involve risks and uncertainties relating to, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. Seven & I Holdings Co., Ltd. and SEJ wish to caution the reader that these factors are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.